BAYTEX PROVIDES CORPORATE UPDATE AND BOARD APPOINTMENT

CALGARY, ALBERTA (September 9, 2019) – The Board of Directors of Baytex Energy Corp. (TSX, NYSE: BTE) announces a corporate update and board appointment.

Corporate Update

Strong operating performance has continued across our asset base during the third quarter. Despite the volatility in crude oil prices, we continue to drive capital efficiencies across our business, deliver stable production and meaningful free cash flow.

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We are now forecasting average production for 2019 of approximately 97,000 boe/d (83% oil and NGL). This compares to our original guidance range for 2019 of 93,000 to 97,000 boe/d, which was recently tightened to 96,000 to 97,000 boe/d.

•	We expect to exit 2019 producing 95,000-97,000 boe/d. This represents debt-adjusted production per share growth of 7-9% as compared to our 2018 exit production rate.

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We continue to drive capital discipline and now anticipate exploration and development expenditures for 2019 of approximately $560 million. This compares to our original guidance range of $550 to $650 million, which was recently tightened to $550 to $600 million.

•	Based on the forward strip for the balance of 2019(1), we expect to generate approximately $300 million of free cash flow, which supports our de-leveraging strategy.

(1)
2019 full year pricing assumptions: WTI - US$57/bbl; LLS - US$62/bbl; WCS differential - US$12/bbl; MSW differential – US$5/bbl, NYMEX Gas - US$2.63/mcf; AECO Gas - $1.46/mcf and Exchange Rate (CAD/USD) - 1.33.

Redemption of US$150 million Notes

As discussed in our Q2/2019 press release, we have called for redemption, effective September 13, 2019, our US$150 million principal amount of 6.75% senior unsecured notes at par. The redemption of this note will reduce our long-term notes outstanding by 13% and result in annual interest expense savings of approximately $7 million. We continue to maintain strong liquidity with our credit facilities approximately 40% undrawn.

Board Appointment

The Board of Directors is pleased to announce the appointment of Jennifer Maki as a director of Baytex.

“We are very pleased that Jennifer has joined our team. Her business knowledge, strategic perspective and financial expertise will serve the board and Baytex well in the years ahead,” commented Neil Roszell, Chairman of Baytex.

Ms. Maki served as Chief Executive Officer of Vale Canada and Executive Director of Vale SA, Base Metals (2014 to 2017) and previously held several other positions with Vale Base Metals, including Chief Financial Officer & Executive Vice-President (2007-2014) and Vice-President & Treasurer, and with Inco Limited as Assistant Controller. Ms. Maki participated actively in managing Vale's Base Metals businesses outside Canada as a member of the Board of Commissioners of PT Vale Indonesia Tbk (2007 to 2017), serving as its President Commissioner (2014 to 2017) and as a director of Vale Nouvelle-Caledonie SAS. She was also Chair of Vale Canada’s Pension Committee. Before joining Vale/Inco, she worked at PricewaterhouseCoopers LLP for 10 years in roles of increasing responsibility. She has also been a director of Next Generation Manufacturing Canada (a not-for-profit organization) since September 2018 and is currently a Director of the Franco-Nevada Corporation. Ms. Maki has a Bachelor of Commerce degree from Queen’s University and a postgraduate diploma from the Institute of Chartered Accountants, both in Ontario, Canada. She also holds the ICD.D designation from the Institute of Corporate Directors.

Baytex has an ongoing board renewal process led by its Nominating and Governance Committee. In the last year, we have significantly restructured our board. Throughout this renewal process, our intent has been to create an efficient board with complementary skill sets suited to our business, ensure independence and increase diversity.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; for 2019, our expected average annual production rate, exit production rate, exploration and development expenditures and free cash flow; our expected debt adjusted per share production growth rate from exit 2018 to exit 2019; that we will redeem our US $150 million senior unsecured notes on September 13, 2019 and the associated expected annual interest expense savings.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; our ability to borrow under our credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the volatility of oil and natural gas prices and price differentials; availability and cost of gathering, processing and pipeline systems; failure to comply with the covenants in our debt agreements; the availability and cost of capital or borrowing; that our credit facilities may not provide sufficient liquidity or may not be renewed; risks associated with a third-party operating our Eagle Ford properties; the cost of developing and operating our assets; depletion of our reserves; risks associated with the exploitation of our properties and our ability to acquire reserves; new regulations on hydraulic fracturing; restrictions on or access to water or other fluids; changes in government regulations that affect the oil and gas industry; regulations regarding the disposal of fluids; changes in environmental, health and safety regulations; public perception and its influence on the regulatory regime; restrictions or costs imposed by climate change initiatives; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating oil and natural gas reserves; our inability to fully insure against all risks; risks of counterparty default; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with large projects; risks related to our thermal heavy oil projects; alternatives to and changing demand for petroleum products; risks associated with our use of information technology systems; risks associated with the ownership of our securities, including changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2018, filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and in our other public filings.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

All amounts in this press release are stated in Canadian dollars unless otherwise specified.
Non-GAAP Financial and Capital Management Measures
Free cash flow is not a measurement based on GAAP in Canada. We define free cash flow as adjusted funds flow less sustaining capital. Sustaining capital is an estimate of the amount of exploration and development expenditures required to offset production declines on an annual basis and maintain flat production volumes.

Exploration and development expenditures is not a measurement based on GAAP in Canada. We define exploration and development expenditures as additions to exploration and evaluation assets combined with additions to oil and gas properties. We use exploration and development expenditures to measure and evaluate the performance of our capital programs. The total amount of exploration and development expenditures is managed as part of our budgeting process and can vary from period to period depending on the availability of adjusted funds flow and other sources of liquidity.

Debt adjusted production per share growth is defined as growth in production from December 31, 2018 to December 31, 2019 on a per share basis with the number of shares adjusted based on debt outstanding. Debt-adjusted share count is calculated as total shares outstanding plus incremental shares issued at current market price ($1.72) to eliminate net debt (i.e. full equitization of net debt). Management of Baytex believes that debt adjusted production per share growth is useful in determining the production growth on a per share basis as if all debt was extinguished by the issuance of shares.

Advisory Regarding Oil and Gas Information

Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 83% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com